FREEDOM LASER, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Freedom Laser, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is Freedom Laser, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on February 14, 2023, under the name Freedom Laser, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 22 day of February 2023.

By: Craig Nabat
Craig Nabat, Chief Executive Officer



160824613.1

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FREEDOM LASER, INC.

ARTICLE I

The name of the corporation is Freedom Laser, Inc. (the "Corporation").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle 19808. The name of its registered agent at that address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL").

ARTICLE IV

The Incorporator of the Corporation is Craig Nabat. The address of the Incorporator is:

c/o Perkins Coie LLP
3150 Porter Drive
Palo Alto, California 94304-1212

ARTICLE V

Classes of Stock. The total number of shares of all classes of stock which the Corporation has authority to issue is (1) 3,700,000 shares of Common Stock, $0.0001 par value per share ("Common Stock") and (2) 6,300,000 shares of Founders Preferred Stock, $0.0001 par value per share ("Founders Preferred Stock").

Founders Preferred Stock. The rights, preferences, powers, privileges and restrictions, qualifications and limitations granted to and imposed on the Founders Preferred Stock are as set forth below in this ARTICLE V Section (B). Unless otherwise indicated, references to "Sections" in this Section (B) refer to sections of this ARTICLE V Section (B).

1. **Dividends**. The holders of shares of Founders Preferred Stock will be entitled to receive, out of any assets legally available therefor, such dividends (other than dividends payable in shares of Common Stock) when, as and if declared by the Board of Directors of the Corporation, on a *pro rata* basis with the holders of Common Stock based on the number of shares of Common Stock held by each such holder of Founders Preferred Stock (assuming conversion of all shares of Founders Preferred Stock into Common Stock).

2. **Liquidation, Dissolution or Winding Up**.

(a) *Pro Rata* **Payments to Holders of Founders Preferred Stock and Common Stock**. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, all assets and funds of the Corporation legally available for distribution, or, in the case of a Deemed Liquidation Event (as defined below), the consideration payable to stockholders in such Deemed Liquidation Event, will be distributed among the holders of Founders Preferred Stock and Common Stock by reason of their ownership thereof *pro rata* based on the number of shares of Common Stock held by each such holder (assuming conversion of all shares of Founders Preferred Stock into Common Stock).

(b)   **Deemed Liquidation Event**. Each of the following events will be considered a "Deemed Liquidation Event":

(i)   a merger or consolidation in which

(A)   the Corporation is a constituent party or

(B)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity that represents, immediately following such merger or consolidation, at least a majority of the equity of (1) the surviving or resulting entity; or (2) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent corporation of such surviving or resulting entity; or

(ii)   (A) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the business or assets of the Corporation and its subsidiaries taken as a whole, or (B) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(c)   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption will be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities will be determined in good faith by the Board of Directors of the Corporation.

3.   **Voting**. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Founders Preferred Stock will be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Founders Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders

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of Founders Preferred Stock will vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

4. **Optional Conversion**. The holders of the Founders Preferred Stock have conversion rights as follows (the "Conversion Rights"):

(a) **Right to Convert**.

(i) **Conversion Ratio**. Each share of Founders Preferred Stock will be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing $1.00 (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) by the Conversion Price (as defined below) in effect at the time of conversion (the applicable conversion rate for Founders Preferred Stock into Common Stock at any time is referred to herein as the "Conversion Rate"). The "Conversion Price" applicable to the Founders Preferred Stock will initially be equal to $1.00 (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like).

(ii) **Deemed Election to Convert upon Transfer**. Any transfer of shares of Founders Preferred Stock other than a transfer (i) made in connection with an Equity Financing (as defined below), or (ii) approved in writing by the Board of Directors of the Corporation, will be deemed an election to convert such shares under this Section (B)4(a) and each such transferred share of Founders Preferred Stock will automatically convert into such number of fully paid and nonassessable shares of Common Stock at the Conversion Rate in effect immediately prior to such transfer.

(iii) **Termination of Conversion Rights**. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Founders Preferred Stock; *provided that* the foregoing termination of Conversion Rights will not affect the amount(s) otherwise paid or payable in accordance with Section (B)2 to holders of Founders Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

(b) **Fractional Shares**. No fractional shares of Common Stock will be issued upon conversion of the Founders Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Founders Preferred Stock will be rounded to the nearest whole share.

(c) **Mechanics of Optional Conversion**.

(i) **Notice of Conversion**. In order for a holder of Founders Preferred Stock to voluntarily convert shares of Founders Preferred Stock into shares of Common Stock, such holder must (A) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Founders Preferred Stock (or at the principal office of

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the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Founders Preferred Stock and, if applicable, any event on which such conversion is contingent and (B), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Founders Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Founders Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice must state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion must be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or their attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) will be the time of conversion (the applicable time of conversion of shares of Founders Preferred Stock into Common Stock at any time is referred to herein as the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the specified shares will be deemed to be outstanding of record as of such date. The Corporation will, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Founders Preferred Stock, or to their nominees, a certificate or certificates, or in the case of uncertificated shares, a notice of issuance of uncertificated shares, for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Founders Preferred Stock that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Founders Preferred Stock converted.

(ii) **Reservation of Shares**. The Corporation will at all times when the Founders Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Founders Preferred Stock, such number of its duly authorized shares of Common Stock as will be from time to time sufficient to effect the conversion of all outstanding Founders Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock would not be sufficient to effect the conversion of all then outstanding shares of the Founders Preferred Stock, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as would be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Founders Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

(iii) **Effect of Conversion**. All shares of Founders Preferred Stock which are surrendered for conversion as herein provided will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Founders Preferred Stock so converted will be retired and cancelled and may not be reissued as shares of Founders Preferred Stock, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Founders Preferred Stock accordingly.

(iv) **No Further Adjustment**. Upon any such conversion, no adjustment to the Conversion Price will be made for any declared but unpaid dividends on the Founders Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(d) **Adjustment for Stock Splits and Combinations**. If at any time or from time to time after the date the first share of Founders Preferred Stock was issued (the "Original Issue Date") the Corporation effects a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision will be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series will be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If at any time or from time to time after the Original Issue Date, the Corporation combines the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series will be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section will become effective at the close of business on the date the subdivision or combination becomes effective.

(e) **Adjustment for Certain Dividends and Distributions**. In the event the Corporation, at any time or from time to time after the Original Issue Date, makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event will be decreased as of the time of such issuance or, in the event such a record date has been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(i) the numerator of which will be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(ii) the denominator of which will be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date has been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price will be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment will be made if the holders of Founders Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Founders Preferred Stock had been converted into Common Stock on the date of such event.

(f)   **Adjustments for Other Dividends and Distributions**.   In the event the Corporation, at any time or from time to time after the Original Issue Date, makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section (B)1 do not apply to such dividend or distribution, then and in each such event the holders of Founders Preferred Stock receives, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Founders Preferred Stock had been converted into Common Stock on the date of such event.

(g)   **Adjustment for Merger or Reorganization, etc**.   Subject to the provisions of Section (B)2(b), if any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation occurs in which the Common Stock (but not the Founders Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections (B)4(e) or (B)4(f)), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Founders Preferred Stock will thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Founders Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) will be made in the application of the provisions in this Section (B)4 with respect to the rights and interests thereafter of the holders of the Founders Preferred Stock, to the end that the provisions set forth in this Section (B)4 (including provisions with respect to changes in and other adjustments of the Conversion Price) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Founders Preferred Stock.

(h)   **Certificate as to Adjustments**.   Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section (B)4, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Founders Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Founders Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of Founders Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Founders Preferred Stock.

(i) **Notices of Record Date**. In the event:

(i) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Founders Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(ii) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(iii) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation;

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Founders Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Founders Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Founders Preferred Stock and the Common Stock. Such notice will be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. **Mandatory Conversion**.

(a) **Trigger Events**. Upon either (i) the closing of the Corporation's sale of its Common Stock in a public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act") or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the outstanding shares of Founders Preferred Stock, then (A) all outstanding shares of Founders Preferred Stock will automatically be converted into shares of Common Stock at the then effective Conversion Rate and (B) such shares may not be reissued by the Corporation.

(b) **Procedural Requirements**. All holders of record of shares of Founders Preferred Stock will be sent written notice of the Conversion Time and the place designated for mandatory conversion of all such shares of Founders Preferred Stock pursuant to

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this Section (B)5(b) . Such notice need not be sent in advance of the occurrence of the Conversion Time. Upon receipt of such notice, each holder of shares of Founders Preferred Stock in certificated form must surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion must be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Founders Preferred Stock converted pursuant to Section (B)5(a), including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section (B)5(b). As soon as practicable after the Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for the Founders Preferred Stock, the Corporation will (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates, or, if such shares are uncertificated, notice(s) of issuance, for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Founders Preferred Stock converted. Such converted Founders Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Founders Preferred Stock accordingly.

6.   **Special Conversion upon Equity Financing**.

(a)   **Equity Financing Conversion Ratio**. Upon the closing of a *bona fide* transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Corporation issues and sells a subsequent class and series of preferred stock of the Corporation (the "Subsequent Preferred Stock") at a fixed valuation to investors (an "Equity Financing"), then (i) all shares of Founders Preferred Stock purchased by an investor in connection with such Equity Financing will automatically be converted into shares of Subsequent Preferred Stock at the then effective Equity Financing Conversion Ratio and (ii) such shares may not be reissued by the Corporation. For purposes of this paragraph, "Equity Financing Conversion Ratio" means, for each Equity Financing, one (1) divided by the number of shares into which a share of Subsequent Preferred Stock issued in such Equity Financing is convertible into Common Stock of the Corporation. By way of example only, if one share of Subsequent Preferred Stock issued in the Equity Financing is convertible into two shares of Common Stock, the Conversion Ratio will be one-half (1/2).

(b)   **Procedural Requirements**. All holders of record of shares of Founders Preferred Stock converting in connection with an Equity Financing will be sent written notice of the Conversion Time and the place designated for special conversion of such shares of

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Founders Preferred Stock pursuant to this Section (B)6. Such notice need not be sent in advance of the occurrence of the Conversion Time. Upon receipt of such notice, each holder of shares of Founders Preferred Stock in certificated form must surrender his, her or its certificate or certificates for all such shares, if any (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion must be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Founders Preferred Stock converted pursuant to Section (B)6(a), including the rights, if any, to receive notices and vote (other than as a holder of Subsequent Preferred Stock), will terminate at the Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section (B)6(b). As soon as practicable after the Conversion Time and, if applicable, the surrender of any certificate or certificates, if any (or lost certificate affidavit and agreement), for the Founders Preferred Stock, the Corporation will (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates, or, if such shares are uncertificated, notice(s) of issuance, for the number of full shares of Subsequent Preferred Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Founders Preferred Stock converted. Such converted Founders Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Founders Preferred Stock accordingly.

7. **Waiver**. Except as otherwise set forth herein, any of the rights, powers, preferences and other terms of the Founders Preferred Stock set forth herein may be waived on behalf of all holders of Founders Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Founders Preferred Stock then outstanding.

8. **Notices**. Any notice required or permitted by the provisions of this Section (B) to be given to a holder of shares of Founders Preferred Stock may be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission

Common Stock.

9. **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Founders Preferred Stock set forth herein.

10.   **Voting**. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

ARTICLE VI

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California General Corporation Law.

ARTICLE VII

To the fullest extent permitted by the DGCL, a director or officer of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is hereafter amended to authorize, with or without the approval of the Corporation's stockholders, further reductions in the liability of the Corporation's directors or officers for breach of fiduciary duty, then a director or officer of the Corporation will not be liable for any such breach to the fullest extent permitted by the DGCL.

To the extent that the laws of the State of California would purport to govern the ability of the Corporation under the DGCL to limit the personal liability of its directors or officers for breach of fiduciary duty, and to the extent that a court should uphold the application of California law in lieu of the DGCL to the issue of director or officer liability, then for purposes of California law the personal liability of a director or officer to the Corporation or its stockholders for monetary damages will be limited to the fullest extent permitted by California law.

Any repeal or modification of any of the foregoing provisions of this ARTICLE VII, by amendment of this ARTICLE VII or by operation of law, will not adversely affect any right or protection of a director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification. Solely for purposes of this ARTICLE VII, "officer" shall have the meaning provided in Section 102(b)(7) of the DGCL.

ARTICLE VIII

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and other agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification or advancement of expenses), through bylaw provisions, agreements with any such director, officer, employee or other agent or other person, vote of stockholders or disinterested directors, or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of any of the foregoing provisions of this ARTICLE VIII will not (a) adversely affect any right or protection of a director, officer, employee or other agent of the Corporation or any such other person existing at the time of such amendment, repeal or modification, or (b) increase the liability of any such director, officer,

160824613.1

employee, agent or other person with respect to any acts or omissions thereof occurring prior to, such amendment, repeal or modification.

To the extent that the laws of the State of California would purport to govern the ability of the Corporation under the DGCL to provide indemnification of (and advancement of expenses to) certain persons and to the extent that a court should uphold the application of California law in lieu of the DGCL to the issue of indemnification of (and advancement of expenses to) directors, officers, employees and other agents of the Corporation (and any other persons to which California law permits the Corporation to provide indemnification and advancement of expenses), then for the purposes of California law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) any such director, officer, employee or other agent or other person, through bylaw provisions, agreements with any such director, officer, employee or other agent or other person, vote of stockholders or disinterested directors, or otherwise, to the fullest extent permitted by California law.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation (the "Bylaws") without any action on the part of the stockholders.

ARTICLE X

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws.

ARTICLE XI

Preemptive rights do not exist with respect to shares of capital stock or securities convertible into the capital stock of the Corporation, whether now or hereafter authorized; *provided, however, that* the Corporation may, by contract, grant to some or all of the Corporation's security holders preemptive rights to acquire securities of the Corporation.

ARTICLE XII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the Corporation's Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this ARTICLE XII are held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this ARTICLE XII (including, without limitation, each portion of any sentence of this ARTICLE XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances will not in any way be affected or impaired thereby.

****

160824613.1

The undersigned hereby further declares and certifies that the facts set forth in the foregoing certificate are true and correct to the knowledge of the undersigned, and that this certificate is the act and deed of the undersigned.

Executed as of 2/22/2023.

By: Craig Nabat
Name: Craig Nabat
Title: Sole Incorporator



SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC CLOSE CORPORATION (78A) CHARTER

I, BARBARA K. CEGAVSKE, the duly qualified and elected Nevada Secretary of State, do hereby certify that **Freedom Laser, Inc.** did, on 10/20/2020, file in this office the original ARTICLES OF INCORPORATION-FOR-PROFIT that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 11/09/2020.

BARBARA K. CEGAVSKE
Secretary of State



Certificate
Number: B202011091201504
You may verify this certificate online at http://www.nvsos.gov



BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for Commercial Recordings

STATE OF NEVADA

OFFICE OF THE SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Certified Copy

11/10/2020 9:11:45 AM

Work Order Number: W2020110500271
Reference Number: 20201033415
Through Date: 11/10/2020 9:11:45 AM
Corporate Name: Freedom Laser, Inc.

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number	Description	Number of Pages
20201031054	Articles of Incorporation-For-Profit	2



Respectfully,

BARBARA K. CEGAVSKE
Nevada Secretary of State

Certified By: Antonio Quiles-Corona
Certificate Number: B202011101203983
You may verify this certificate online at http://www.nvsos.gov



Filed in the Office of	Business Number E10310552020-2
Barbara K. Cegavske (signature)	Filing Number 20201031054
Secretary of State State Of Nevada	Filed On 10/20/2020 10:00:00 AM
	Number of Pages 2

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

ABOVE SPACE IS FOR OFFICE USE ONLY

Formation - Profit Corporation

☐ NRS 78 - Articles of Incorporation Domestic Corporation ☐ NRS 80 - Foreign Corporation ☐ NRS 89 - Articles of Incorporation Professional Corporation

☒ 78A Formation - Close Corporation

(Name of Close Corporation MUST appear in the below heading)

Articles of Formation of Freedom Laser, Inc. a close corporation (NRS 78A)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)
Freedom Laser, Inc.

2. Registered Agent for Service of Process: (Check only one box)
☒ Commercial Registered Agent:(name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or Position with Entity (title and address below)

Paracorp Incorporated
Name of Registered Agent OR Title of Office or Position with Entity

Street Address ______ City ______ Nevada Zip Code ______

Mailing Address (if different from street address) ______ City ______ Nevada Zip Code ______

2a. Certificate of Acceptance of Appointment of Registered Agent:
I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.

X (signature) for Paracorp Incorporated Date: 10/20/2020
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity

3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)
This corporation is a close corporation operating with a board of directors ☒ Yes OR ☐ No

4. Names and Addresses of the Board of Directors/ Trustees or Stockholders
(NRS 78: Board of Directors/ Trustees is required.
NRS 78a: Required if the Close Corporation is governed by a board of directors.
NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)

1) Name: Craig B. Nabat — Country: USA
Street Address: 318 North Carson Street, #208 — City: Carson City — State: NV — Zip/Postal Code: 89701

2) Name: Adam De Michele — Country: USA
Street Address: 318 North Carson Street, #208 — City: Carson City — State: NV — Zip/Postal Code: 89701

3) Name ______ Country ______
Street Address ______ City ______ State ______ Zip/Postal Code ______

5. Jurisdiction of Incorporation: (NRS 80 only)
5a. Jurisdiction of incorporation: ______
5b. I declare this entity is in good standing in the jurisdiction of its incorporation. ☐

This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation - Profit Corporation

Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field.	Yes ☐
7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	Stop Smoking Device	
8. Authorized Shares: (Number of shares corporation is authorized to issue)	Number of Authorized shares with Par value: ___ Par value: $ ___ Number of Common shares with Par value: 5,000,000 Par value: $ 0.0010000000 Number of Preferred shares with Par value: 5,000,000 Par value: $ 0.0010000000 Number of shares with no par value: 0 If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.	
9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80. **Name, Address and Signature of the Incorporator** for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. Name: Adam De Michele Country: USA Address: 2901 West Coast Hwy #200 City: Newport Beach State: CA Zip/Postal Code: 92663 X [signature] (attach additional page if necessary)	

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

SERIES A Convertible Preferred	3,000,000
SERIES B CONVERTIBLE PREFERRED	2,000,000
TOTAL PREFERRED	5,000,000

This form must be accompanied by appropriate fees.